Emeco Holdings Limited

RECEIVED
2007 MAY 23 A 10:-2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

21 May 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07023752

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited – Change in interests of substantial shareholder – Suncorp Metway Limited and its subsidiaries – 17/5/07*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PROCESSED
MAY 25 2007
THOMSON
FINANCIAL

dlw 5/24

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Exemption File No. 82-35011

SUNCORP METWAY

SUNCORP-METWAY Ltd
ACN 010 831 722

FAX TRANSMISSION

To:	Mr Michael Kirkpatrick Company Secretary Emeco Holdings Limited	**Fax:**	(08) 9321 1366
From:	SUNCORP METWAY LIMITED Investments & Treasury Operations	**Phone:** **Fax:**	(07) 3362 2424 (07) 3002 3222
Date:	23rd March 2007		
Pages:	4 (Incl. cover page)		
Important:	The contents of this facsimile (including attachments) may be **privileged** and **confidential. Any unauthorised use of the contents is expressly prohibited.** If you have received the document in error, please advise the Sender by telephone (reverse charges) immediately and then shred the document. Thank You.		
SUBJECT:	**Change in substantial holding (Emeco Holdings Limited)**		

Dear Sir,

Please find attached a Form 604 '***Change in substantial holding***' as required by S671B(1) of the Corporations Law.

Should you have any queries regarding this matter, please do not hesitate to contact us on the above number.

Yours faithfully

Suncorp Investment Operations

Exemption File No. 82-35011

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Ltd

ACN/ARSN: 112 188 815

1. Details of substantial holder

Name: Suncorp-Metway Limited and its subsidiaries

ACN/ARSN (if applicable): 010 831 722

There was a change in the interests of the substantial holder on: 17/05/07

The previous notice was given to the company on: 11/04/07

The previous notice was dated: 13/04/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
Ordinary shares	Person's votes	Voting power	Person's votes	Voting power
	40,585,414	6.43%	50,282,203	7.97%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class & number of securities affected	Person's votes affected
Since previous notice	Tyndall Investment Management Ltd	Purchase	$15,787,836.09	8,614,989	8,614,989
	Suncorp Metway Investment Management Ltd	Purchase	$1,978,389.46	1,118,200	1,118,200

4. Present relevant interest

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder	Nature of relevant interest	Class & number of securities	Person's votes
Refer Annexure 1					

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name	C R Chuter	Capacity	Company Secretary
Sign here		**Date**	21/05/07

Annexure 1

Relevant interest holder	Registered holder of securities	Registration details	Class and number of securities
Tyndall Investment Management Ltd	National Nominees ACF BTR	271 Collins Street Melbourne VIC 3000	36,476 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Tyndall Australian Core Share Value Fund	GPO BOX 5078 Sydney NSW 2001	1,708,561 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Tyndall Australian Share Wholesale Portfolio	GPO BOX 5078 Sydney NSW 2001	3,774,665 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF Workers Compensation Nominal Insurer	PO BOX R209 Royal Exchange NSW 1225	867,679 Ordinary shares
Tyndall Investment Management Ltd	National Nominees ACF Mercer Investment Nominees Ltd	271 Collins Street Melbourne VIC 3000	448,140 Ordinary shares
Tyndall Investment Management Ltd	JP Morgan Chase Nominees ACF Challenger	Locked Bag 7 Royal Exchange Sydney NSW 2000	201,002 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF Optimix Ltd	PO BOX R209 Royal Exchange NSW 1225	1,070,042 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF AMP Capital Investors	PO BOX R209 Royal Exchange NSW 1225	2,030,993 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Public Trustee Australian Capital Territory	GPO BOX 5078 Sydney NSW 2001	85,659 Ordinary shares
Tyndall Investment Management Ltd	National Nominees ACF NSW Busness Chamber Ltd	271 Collins Street Melbourne VIC 3000	100,333 Ordinary shares
Promina Equities Ltd	Promina Equities Ltd	GPO BOX 5078 Sydney NSW 2001	2,231,955 Ordinary shares
RAC Insurance Pty Ltd	RAC Insurance Pty Ltd	GPO BOX 5078 Sydney NSW 2001	99,734 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp General Insurance Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	3,297,800 Ordinary shares
Suncorp Metway Investment Management Ltd	GIO General Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,680,500 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (AET)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	21,317,870 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (IPT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,108,894 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (EBT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	475,800 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (LOT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	597,200 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (HAT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	986,000 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,692,600 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (ARIA)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,984,300 Ordinary shares
Suncorp Metway Investment Management Ltd	JP Morgan Nominees ACF LG Super	Locked Bag 7 Royal Exchange NSW 1225	1,780,400 Ordinary shares
Suncorp Metway Investment Management Ltd	BNP Paribas ACF SRI Equities Fund	PO BOX R209 Royal Exchange NSW 1225	705,600 Ordinary shares

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/05/2007

TIME: 15:59:40

TO: EMECO HOLDINGS LIMITED

FAX NO: 08-9321-1366

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding fom SUN

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

END